UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                Acadia Realty Trust (formerly Mark Centers Trust)
--------------------------------------------------------------------------------
                                (Name of Issuer)

         Common Shares of Beneficial Interest, Par Value $.001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   004239 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Mark Schonberger, Esq.
                                Battle Fowler LLP
                                Park Avenue Tower
                               75 East 55th Street
                                 (212) 856-7000
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 August 12, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


752576.3


---------------------------------------------                                             ------------------------------------------
CUSIP No.  004239 10 9                        SCHEDULE 13D                                Page  1  of  26 Pages
           -----------                                                                         ---    ----
---------------------------------------------                                             ------------------------------------------

--------- --------------------------------------------------------------------------------------------------------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          RD Properties L.P. VI

------------------------------------------------------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /x/
                                                                        (b) / /
--------- --------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- --------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC
--------- --------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

--------- --------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------- ------- -------------------------------------------------------------------------------------------------
                           7       SOLE VOTING POWER
                                   134,395.  See Item 5.
NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH
                           ------- -------------------------------------------------------------------------------------------------
                           8       SHARED VOTING POWER
                                   None.  See Item 5.
                           ------- -------------------------------------------------------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
                                   6,194,305.  See Item 5.
                           ------- -------------------------------------------------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                   6,194,305. See Item 5.
--------- --------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   6,194,305.  See Item 5.
--------- --------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------- --------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   24.4%
--------- --------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          PN
--------- --------------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

752576.3




---------------------------------------------                                             ------------------------------------------
CUSIP No.  004239 10 9                        SCHEDULE 13D                                Page  2  of  26 Pages
           -----------                                                                         ---    ----
---------------------------------------------                                             ------------------------------------------

----------- ------------------------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            RD Properties L.P. VIA
------------------------------------------------------------------------------------------------------------------------------------

----------- ------------------------------------------------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /x/
                                                                       (b) / /
            ------------------------------------------------------------------------------------------------------------------------

3           SEC USE ONLY

----------- ------------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

            WC
----------- ------------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


----------- ------------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
----------------------- -------- ---------------------------------------------------------------------------------------------------
                        7        SOLE VOTING POWER
                                 133.  See Item 5.
NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH
                        -------- ---------------------------------------------------------------------------------------------------
                        8        SHARED VOTING POWER
                                 None.  See Item 5.
                        -------- ---------------------------------------------------------------------------------------------------
                        9        SOLE DISPOSITIVE POWER
                                 7,600,133.  See Item 5.
                        -------- ---------------------------------------------------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER
                                 7,600,133.  See Item 5..
----------- ------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    7,600,133.  See Item 5.
----------- ------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

----------- ------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     29.9%
----------- ------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
            PN
----------- ------------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

752576.3




---------------------------------------------                                             ------------------------------------------
CUSIP No.  004239 10 9                        SCHEDULE 13D                                Page  3  of  26 Pages
           -----------                                                                         ---    ----
---------------------------------------------                                             ------------------------------------------

1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            RD Properties L.P. VIB

----------- ------------------------------------------------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /x/
                                                                          (b) / /
----------- ------------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

----------- ------------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

            WC
----------- ------------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /


----------- ------------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
----------------------- -------- ---------------------------------------------------------------------------------------------------
                        7        SOLE VOTING POWER
                                 133.  See Item 5.
NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH
                        -------- ---------------------------------------------------------------------------------------------------
                        8        SHARED VOTING POWER
                                 None.  See Item 5.
                        -------- ---------------------------------------------------------------------------------------------------
                        9        SOLE DISPOSITIVE POWER
                                 2,266,800.  See Item 5.
                        -------- ---------------------------------------------------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER
                                 2,266,800.  See Item 5.
----------- ------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    2,266,800.  See Item 5.
----------- ------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

----------- ------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     8.9%
----------- ------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
                     PN
----------- ------------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

752576.3



---------------------------------------------                                             ------------------------------------------
CUSIP No.  004239 10 9                        SCHEDULE 13D                                Page  4  of  26 Pages
           -----------                                                                         ---    ----
---------------------------------------------                                             ------------------------------------------



--------- --------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          RD New York VI, LLC
------------------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /x/
                                                                        (b) / /
--------- --------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- --------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC
--------- --------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


--------- --------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------- ------- -------------------------------------------------------------------------------------------------
                           7       SOLE VOTING POWER
                                   134,661.  See Item 5.
NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH
                           ------- -------------------------------------------------------------------------------------------------
                           8       SHARED VOTING POWER
                                   None.   See Item 5.
                           ------- -------------------------------------------------------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
                                   16,061,238.  See Item 5.
                           ------- -------------------------------------------------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                   16,061,238.  See Item 5.
--------- --------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   16,061,238.  See Item 5.
--------- --------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------- --------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   63.2%
--------- --------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                      OO
--------- --------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

752576.3



---------------------------------------------                                             ------------------------------------------
CUSIP No.  004239 10 9                        SCHEDULE 13D                                Page  5  of  26 Pages
           -----------                                                                         ---    ----
---------------------------------------------                                             ------------------------------------------



--------- --------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Yale University, a Connecticut Corporation

--------- --------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                        (b) /x/ See Item 6.
          --------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- --------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC
--------- --------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  / /


--------- --------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Connecticut
-------------------------- ------- -------------------------------------------------------------------------------------------------
                           7       SOLE VOTING POWER
                                   3,366,616.  See Item 5.
NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH
                           ------- -------------------------------------------------------------------------------------------------
                           8       SHARED VOTING POWER
                                   None.  See Item 5.
                           ------- -------------------------------------------------------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
                                   None.  See Item 5.
                           ------- -------------------------------------------------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                   3,366,616.  See Item 5.
--------- --------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   3,366,616.  See Item 5.
--------- --------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------- --------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   13.2%
--------- --------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                      CO
--------- --------------------------------------------------------------------------------------------------------------------------

752574.3


---------------------------------------------                                             ------------------------------------------
CUSIP No.  004239 10 9                        SCHEDULE 13D                                Page  6  of  26 Pages
           -----------                                                                         ---    ----
---------------------------------------------                                             ------------------------------------------


--------- --------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Yale University Retirement Plan for Staff Employees

--------- --------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                        (b) /x/ See Item 6.
          --------------------------------------------------------------------------------------------------------------------------

3         SEC USE ONLY

--------- --------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC
--------- --------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  / /


--------- --------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

           Connecticut
-------------------------- ------- -------------------------------------------------------------------------------------------------
                           7       SOLE VOTING POWER
                                   403,994.  See Item 5.
NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH
                           ------- -------------------------------------------------------------------------------------------------
                           8       SHARED VOTING POWER
                                   None.  See Item 5.
                           ------- -------------------------------------------------------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
                                   None.  See Item 5.
                           ------- -------------------------------------------------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                   403,994.  See Item 5.
--------- --------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  / /
                   403,994.  See Item 5.
--------- --------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------- --------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   1.6%
--------- --------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                   EP
--------- --------------------------------------------------------------------------------------------------------------------------

752576.3



---------------------------------------------                                             ------------------------------------------
CUSIP No.  004239 10 9                        SCHEDULE 13D                                Page  7  of  26 Pages
           -----------                                                                         ---    ----
---------------------------------------------                                             ------------------------------------------

--------- --------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Carnegie Corporation of New York
          13-1628151
--------- --------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                        (b) /x/ See Item 6.
--------- --------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- --------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC
--------- --------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


--------- --------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------------- ------- -------------------------------------------------------------------------------------------------
                           7       SOLE VOTING POWER
                                   942,653.  See Item 5.
NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH
                           ------- -------------------------------------------------------------------------------------------------
                           8       SHARED VOTING POWER
                                   None.  See Item 5.
                           ------- -------------------------------------------------------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
                                   None.  See Item 5.
                           ------- -------------------------------------------------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                   942,653.  See Item 5.
--------- --------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   942,653.  See Item 5.
--------- --------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------- --------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   3.7%
--------- --------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                   CO and EP
--------- --------------------------------------------------------------------------------------------------------------------------

752576.3




---------------------------------------------                                             ------------------------------------------
CUSIP No.  004239 10 9                        SCHEDULE 13D                                Page  8  of  26 Pages
           -----------                                                                         ---    ----
---------------------------------------------                                             ------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          The Vanderbilt University

--------- --------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                        (b) /x/ See Item 6.
--------- --------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- --------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC
--------- --------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  / /


--------- --------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Tennessee
-------------------------- ------- -------------------------------------------------------------------------------------------------
                           7       SOLE VOTING POWER
                                   1,346,647.  See Item 5.
NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH
                           ------- -------------------------------------------------------------------------------------------------
                           8       SHARED VOTING POWER
                                   None.  See Item 5.
                           ------- -------------------------------------------------------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
                                   None.  See Item 5.
                           ------- -------------------------------------------------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                   1,346,647.  See Item 5.
--------- --------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1, 346,647.  See Item 5.
--------- --------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------- --------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   5.3%
--------- --------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                   EP
--------- --------------------------------------------------------------------------------------------------------------------------

752576.3



---------------------------------------------                                             ------------------------------------------
CUSIP No.  004239 10 9                        SCHEDULE 13D                                Page  9  of  26 Pages
           -----------                                                                         ---    ----
---------------------------------------------                                             ------------------------------------------

--------- --------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          TRW Master Trust

--------- --------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  / /
                                                                        (b)  /x/ See Item 6.
--------- --------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- --------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC
--------- --------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  / /


--------- --------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Ohio
-------------------------- ------- -------------------------------------------------------------------------------------------------
                           7       SOLE VOTING POWER
                                   1,200,000.  See Item 5.
NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH
                           ------- -------------------------------------------------------------------------------------------------
                           8       SHARED VOTING POWER
                                   None.  See Item 5.
                           ------- -------------------------------------------------------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
                                   None.  See Item 5.
                           ------- -------------------------------------------------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                   1,200,000.  See Item 5.
--------- --------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,200,000.  See Item 5.
--------- --------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------- --------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   4.7%.
--------- --------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                   EP
--------- --------------------------------------------------------------------------------------------------------------------------

752576.3



---------------------------------------------                                             ------------------------------------------
CUSIP No.  004239 10 9                        SCHEDULE 13D                                Page  10 of  26 Pages
           -----------                                                                         ---    ----
---------------------------------------------                                             ------------------------------------------

--------- --------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Harvard Private Capital Realty, Inc.


--------- --------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                        (b) /x/ See Item 6.
--------- --------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- --------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC
--------- --------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  / /


--------- --------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Massachusetts
-------------------------- ------- -------------------------------------------------------------------------------------------------
                           7       SOLE VOTING POWER
                                   2,000,000.  See Item 5.
NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH
                           ------- -------------------------------------------------------------------------------------------------
                           8       SHARED VOTING POWER
                                   None.  See Item 5.
                           ------- -------------------------------------------------------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
                                   None.  See Item 5.
                           ------- -------------------------------------------------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                   2,000,000.  See Item 5.
--------- --------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   2,000,000.  See Item 5.
--------- --------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------- --------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   7.9%
--------- --------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                   CO
--------- --------------------------------------------------------------------------------------------------------------------------

752576.3


---------------------------------------------                                             ------------------------------------------
CUSIP No.  004239 10 9                        SCHEDULE 13D                                Page  11 of  26  Pages
           -----------                                                                         ---    ----
---------------------------------------------                                             ------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Charlesbank Capital Partners, LLC

--------- --------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  / /
                                                                        (b)  /x/ See Item 6.
--------- --------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- --------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
--------- --------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  / /


--------- --------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Massachusetts
-------------------------- ------- -------------------------------------------------------------------------------------------------
                           7       SOLE VOTING POWER
                                   2,000,000.  See Item 5.
NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH
                           ------- -------------------------------------------------------------------------------------------------
                           8       SHARED VOTING POWER
                                   None.  See Item 5.
                           ------- -------------------------------------------------------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
                                   None.  See Item 5.
                           ------- -------------------------------------------------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                   2,000,000.  See Item 5.
--------- --------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,000,000.  See Item 5.
--------- --------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------- --------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               7.9%%
--------- --------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
               OO
--------- --------------------------------------------------------------------------------------------------------------------------

752576.3



---------------------------------------------                                             ------------------------------------------
CUSIP No.  004239 10 9                        SCHEDULE 13D                                Page  12 of  26 Pages
           -----------                                                                         ---    ----
---------------------------------------------                                             ------------------------------------------

--------- --------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The Board of Trustees of the Leland Stanford Junior University

--------- --------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  / /
                                                                        (b)  /x/ See Item 6.
--------- --------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- --------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC
--------- --------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  / /


--------- --------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          California
-------------------------- ------- -------------------------------------------------------------------------------------------------
                           7       SOLE VOTING POWER
                                   2,133,333.  See Item 5.
NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH
                           ------- -------------------------------------------------------------------------------------------------
                           8       SHARED VOTING POWER
                                   None.  See Item 5.
                           ------- -------------------------------------------------------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
                                   None.  See Item 5.
                           ------- -------------------------------------------------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                   2,133,333.  See Item 5.
--------- --------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   2,133,333.  See Item 5.
--------- --------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------- --------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   8.4%
--------- --------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                   EP
--------- --------------------------------------------------------------------------------------------------------------------------

752576.3



---------------------------------------------                                             ------------------------------------------
CUSIP No.  004239 10 9                        SCHEDULE 13D                                Page  13 of  26  Pages
           -----------                                                                         ---    ----
---------------------------------------------                                             ------------------------------------------

--------- --------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Howard Hughes Medical Institute

--------- --------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  / /
                                                                        (b) /x/ See Item 6.
          --------------------------------------------------------------------------------------------------------------------------

3         SEC USE ONLY

--------- --------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC
--------- --------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /


--------- --------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------- ------- -------------------------------------------------------------------------------------------------
                           7       SOLE VOTING POWER
                                   2,266,667.  See Item 5.
NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH
                           ------- -------------------------------------------------------------------------------------------------
                           8       SHARED VOTING POWER
                                   None.  See Item 5.
                           ------- -------------------------------------------------------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
                                   None.  See Item 5.
                           ------- -------------------------------------------------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                   2,266,667.  See Item 5.
--------- --------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    2,266,667.  See Item 5.
--------- --------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------- --------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    8.9%
--------- --------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO (Non-profit)
--------- --------------------------------------------------------------------------------------------------------------------------

752576.3



---------------------------------------------                                             ------------------------------------------
CUSIP No.  004239 10 9                        SCHEDULE 13D                                Page  14 of  26 Pages
           -----------                                                                         ---    ----
---------------------------------------------                                             ------------------------------------------

--------- --------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Five Arrows Realty Securities L.L.C.

--------- --------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  /x/ See Item 6.
                                                                        (b)  / /
          --------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- --------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC
--------- --------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  / /


--------- --------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------- ------- -------------------------------------------------------------------------------------------------
                           7       SOLE VOTING POWER
                                   None.  See Item 5.
NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH
                           ------- -------------------------------------------------------------------------------------------------
                           8       SHARED VOTING POWER
                                   2,266,667.  See Item 5.
                           ------- -------------------------------------------------------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
                                   None.  See Item 5.
                           ------- -------------------------------------------------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                   2,266,667.  See Item 5.
--------- --------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   2,266,667.  See Item 5.
--------- --------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------- --------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   8.9%
--------- --------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                   OO
--------- --------------------------------------------------------------------------------------------------------------------------

752576.3



---------------------------------------------                                             ------------------------------------------
CUSIP No.  004239 10 9                        SCHEDULE 13D                                Page  15 of  26 Pages
           -----------                                                                         ---    ----
---------------------------------------------                                             ------------------------------------------

--------- --------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Rothschild Realty Investors II L.L.C.

--------- --------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  /x/ See Item 6.
                                                                        (b)  / /
--------- --------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- --------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC
--------- --------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  / /


--------- --------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------- ------- -------------------------------------------------------------------------------------------------
                           7       SOLE VOTING POWER
                                   None.  See Item 5.
NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH
                           ------- -------------------------------------------------------------------------------------------------
                           8       SHARED VOTING POWER
                                   2,266,667.  See Item 5.
                           ------- -------------------------------------------------------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
                                   None.  See Item 5.
                           ------- -------------------------------------------------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                   2,266,667.  See Item 5.
--------- --------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               2,266,667.  See Item 5.
--------- --------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------- --------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   8.9%
--------- --------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                   OO
--------- --------------------------------------------------------------------------------------------------------------------------

752576.3



---------------------------------------------                                             ------------------------------------------
CUSIP No.  004239 10 9                        SCHEDULE 13D                                Page  16 of  26 Pages
           -----------                                                                         ---    ----
---------------------------------------------                                             ------------------------------------------

--------- --------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Ross Dworman

--------- --------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /x/
                                                                        (b) / /
--------- --------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- --------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC
--------- --------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   / /


--------- --------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------- ------- -------------------------------------------------------------------------------------------------
                           7       SOLE VOTING POWER
                                   134,661.  See Item 5.
NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH
                           ------- -------------------------------------------------------------------------------------------------
                           8       SHARED VOTING POWER
                                   None.  See Item 5.
                           ------- -------------------------------------------------------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
                                   16,061,238.  See Item 5.
                           ------- -------------------------------------------------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                   16,061,238.  See Item 5.
--------- --------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   16,061,238.  See Item 5.
--------- --------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------- --------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   63.2%
--------- --------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                   IN
--------- --------------------------------------------------------------------------------------------------------------------------

752576.3




---------------------------------------------                                             ------------------------------------------
CUSIP No.  004239 10 9                        SCHEDULE 13D                                Page  17 of  26  Pages
           -----------                                                                         ---    ----
---------------------------------------------                                             ------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Kenneth F. Bernstein

--------- --------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  /x/
                                                                        (b)  / /
--------- --------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- --------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC
--------- --------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  / /


--------- --------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------- ------- -------------------------------------------------------------------------------------------------
                           7       SOLE VOTING POWER
                                   134,661.  See Item 5.
NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH
                           ------- -------------------------------------------------------------------------------------------------
                           8       SHARED VOTING POWER
                                   None.  See Item 5.
                           ------- -------------------------------------------------------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
                                   16,061,238.  See Item 5.
                           ------- -------------------------------------------------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                   16,061,238.  See Item 5.
--------- --------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   16,061,238.  See Item 5.
--------- --------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------- --------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   63.2%
--------- --------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                   IN
--------- --------------------------------------------------------------------------------------------------------------------------

752576.3


---------------------------------------------                                             ------------------------------------------
CUSIP No.  004239 10 9                        SCHEDULE 13D                                Page  18 of  26  Pages
           -----------                                                                         ---    ----
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--------- --------------------------------------------------------------------------------------------------------------------------

Item 1.     Security and Issuer.

          This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the common shares of beneficial interest, par value $.001 per share (the "Common Shares") of Acadia Realty Trust (formerly known as Mark Centers Trust), a Maryland real estate investment trust (the "Trust"), whose principal executive offices are located at 805 Third Avenue, 9th Floor, New York, NY 10022.

Item 2.     Identity and Background.

          (a) This Schedule 13D is being filed on behalf of the following entities: (i) RD Properties, L.P. VI, a limited partnership organized under the laws of the State of Delaware ("RDVI"); (ii) RD Properties, L.P. VIA, a limited partnership organized under the laws of the State of Delaware ("RDVIA"); (iii) RD Properties L.P. VIB, a limited partnership organized under the laws of the State of Delaware ("RDVIB" and together with RDVI and RDVIA, the "RDC Funds");
(iv) RD New York VI, LLC, a limited liability company organized under the laws of the State of Delaware and the sole general partner of each of the RDC Funds (the "General Partner"); (v) Yale University, a Connecticut Corporation ("Yale"); (vi) Yale University Retirement Plan for Staff Employees ("YURPSE");
(vii) Carnegie Corporation ("Carnegie"); (ix) the Vanderbilt University ("Vanderbilt"); (x) TRW Master Trust ("TRW"); (xi) Harvard Private Capital
Realty, Inc. ("Harvard"); (xii) Charlesbank Capital Partners, LLC ("Charlesbank"); (xiii) the Board of Trustees of the Leland Stanford Junior University ("Stanford"); (xiv) Howard Hughes Medical Institute ("HHMI"); (xv) Five Arrows Realty Securities L.L.C., a Delaware limited liability company ("Five Arrows"); (xvi) Rothschild Realty Investors II L.L.C., a Delaware limited liability company and sole managing member of Five Arrows ("Rothschild", and together with Yale, YURPSE, Carnegie, Vanderbilt, TRW, Harvard, Stanford, HHMI and Five Arrows, the "LP Reporting Persons"); (xvii) Ross Dworman, a citizen of the United States and a managing member of the General Partner ("Dworman"); (xviii) Kenneth F. Bernstein, a citizen of the United States and a managing member of the General Partner ("Bernstein", and together with (i) through (xvii) above, the "Reporting Persons").

          (b) The business address of each of the RDC Funds, the General Partner, Dworman and Bernstein is c/o Acadia Realty Trust, 805 Third Avenue, 9th Floor, New York, NY 10022. The business address of Yale and YURPSE is c/o Yale University Investments Office, Real Estate, 230 Prospect Street, New Haven, CT 06511-2107. The business address of Carnegie is c/o Carnegie Corporation of New York, 437 Madison Avenue, New York, NY 10022. The business address of Vanderbilt is c/o Vanderbilt University, Treasurer's Office, Alumni Hall, Nashville, TN, 37240. The business address of TRW is c/o TRW Investment Management Co., Executive Offices, 1900 Richmond Road, Cleveland, OH 44124. The business address of Harvard and Charlesbank is 600 Atlantic Avenue, Boston, MA 02210-2203. The business address of HHMI is c/o Howard Hughes Medical Institute, 4000 Jones Bridge Road, Chevy Chase, MD 20815-6789. The business address of Stanford is c/o Stanford Management Company, 2770 Sand Hill Road, Menlo Park, CA 94025. The business address of each of Five Arrows and Rothschild is c/o Rothschild Realty, Inc., 1251 Avenue of the Americas, 51st Floor, New York, NY 10020.

          (c) The business of each of the RDC Funds is the ownership of Common Shares and the ownership and development of real estate projects. The principal occupation of the General Partner is acting as general partner of each of the RDC Funds. The current managing members of the General Partner are Dworman and Bernstein who are also the Chairman and Chief Executive Officer and President, respectively, of the Trust. Harvard is a charitable company holding a portion of the endowment fund of Harvard University. Harvard is controlled by President and Fellows of Harvard College, a Massachusetts educational corporation and title-holding company for the endowment fund of Harvard University. The directors of Harvard, all of whom are citizens of the United States of America, and whose principal business address is located at 600 Atlantic Avenue, Boston MA 02210, are Michael R. Eisenson, Jack R. Meyer and Charles F. Wu. The executive officers of Harvard, all of whom are citizens of the United States of America, and whose principal business address is located at 600 Atlantic Avenue, Boston, MA 02210, are Michael R. Eisenson (President), William P. Douglas (Vice President), Charles F. Wu (Vice President), Judith A. Murphy (Acting Treasurer), Tami E. Nason (Clerk) and Michael Thonis (Assistant Clerk). Charlesbank is a Massachusetts limited liability company organized primarily for the purpose of acting as an investment manager to the President and Fellows of Harvard College and certain other entities. Charlesbank, pursuant to an agreement among Charlesbank, the President and Fellows of Harvard College and certain individuals, has sole power to direct the vote on the Common Shares of which Harvard is the beneficial owner. The Managing Members of Charlesbank, all of whom are citizens of the United States of America, and whose principal business address is located at 600 Atlantic Avenue, Boston, MA 02210, are Michael R.
Eisenson, Kim G. Davis, William P. Douglas, Tim R. Palmer, Mark A. Rosen, Michael Thonis and Charles F. Wu. Five Arrows is a private investment limited liability company. The principal occupation of Rothschild is acting as managing member of Five Arrows. The current managers of

752576.3

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
CUSIP No.  004239 10 9                        SCHEDULE 13D                                Page  19 of  26  Pages
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Rothschild are John D. McGurck, Matthew W. Kaplan, James E. Quigley, 3rd, and D.
Pike Aloian. The business of each of Yale, YURPSE,  Carnegie,  Vanderbilt,  TRW,
Harvard,  and  Stanford  is to  invest  money  for  their  respective  affiliate institutions.  HHMI is engaged in  philanthropic  activities

          (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

          The source of funds for the purchases reported by each of the Reporting Persons herein was working capital of each such Reporting Person. The total amount of funds used by certain Reporting Persons to purchase 14,072,190 of the Common Shares reported herein was $105,541,425. The balance of the Common Shares (1,989,048) were received by certain other Reporting Persons in exchange for certain interests in real properties valued at $13,967,095 which were contributed to the Trust by RDVI pursuant to the Transactions (defined below).

Item 4.     Purpose of Transaction.

          As described in proxy materials sent to the Trust's shareholders on or about July 10, 1998 and filed with the Securities and Exchange Commission on
Schedule 14A, the purpose of the acquisition of the Common Shares by the Reporting Persons was to acquire control of the Trust and for investment. The Reporting Persons purchased the 16,061,238 Common Shares in connection with the consummation of certain transactions contemplated by a Contribution and Share Purchase Agreement, dated as of April 15, 1998, among the Trust, Mark Centers Limited Partnership and certain entities affiliated with RD Capital, Inc. (the "Transactions"). The Transactions were formally approved by the shareholders of the Trust on August 12, 1998, which is the same date as the closing of the Transactions (the "Closing"). Confirmation of the exact number of Common Shares owned by each Reporting Person was a post-closing item which was determined on September 3, 1998.

          Each of the Reporting Persons intends to review its holdings with respect to the Trust on a continuing basis. Depending on each of the Reporting Persons' evaluation of the Trust's business and prospects, and upon future developments (including, but not limited to, market prices of the Common Shares and availability and alternative uses of funds, as well as conditions in the securities markets and general economic and industry conditions), each of the Reporting Persons may acquire other securities of the Trust, sell all or a portion of its Common Shares or other securities of the Trust, now owned or hereafter acquired, provided, however, that each of the Reporting Persons has agreed pursuant to the agreements described in Exhibit 99.3, 99.4 and 99.5 in
Item 7 below that prior to 18 months after the Closing (12 months with respect to the RDC Funds) it shall not sell, transfer, convey, assign, pledge or hypothecate any of the Common Shares beneficially owned by such Reporting Person reported herein. See Item 5(b).

          Other than as described above, each of the Reporting Persons has no present plans or proposals which relate to, or would result in, any of the matters enumerated in paragraphs (b) through (j), inclusive, of Item 4 of
Schedule 13D. Each of the Reporting Persons may, at any time and from time to time, review or reconsider its position with respect to the Trust, and formulate plans or proposals with respect to any such matters.

Item 5.     Interest in Securities of the Issuer.

(a) As of the close of business on September 3, 1998, the Reporting Persons owned, within the meaning of Rule 13d-3 under the Exchange Act, in the aggregate, 16,061,238 Common Shares. The Reporting Persons beneficially own, in the aggregate, approximately 63.2% of the Common Shares issued and outstanding as September 8, 1998. As of the close of business on September

752576.3

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CUSIP No.  004239 10 9                        SCHEDULE 13D                                Page  20 of  26  Pages
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3, 1998,  (i) RDVI owned,  within the  meaning of Rule 13d-3 under the  Exchange
Act,  6,194,305  Common  Shares or 24.4% of the  issued and  outstanding  Common
Shares;  (ii) RDVIA  owned,  within the meaning of Rule 13d-3 under the Exchange
Act,  7,600,133  Common  Shares or 29.9% of the  issued and  outstanding  Common
Shares;  (iii) RDVIB owned,  within the meaning of Rule 13d-3 under the Exchange
Act,  2,266,800  Common  Shares or 8.9% of the  issued  and  outstanding  Common
Shares;  (iv) the General Partner owned,  within the meaning of Rule 13d-3 under the  Exchange  Act,  16,061,238  Common  Shares  or  63.2%  of  the  issued  and outstanding  Common  Shares;  (ii) Yale owned,  within the meaning of Rule 13d-3 under the  Exchange  Act,  3,366,616  Common  Shares or 13.2% of the  issued and outstanding Common Shares;  (iii) YURPSE owned, within the meaning of Rule 13d-3 under  the  Exchange  Act,  403,994  Common  Shares  or 1.6% of the  issued  and outstanding Common Shares; (iv) Carnegie owned, within the meaning of Rule 13d-3 under  the  Exchange  Act,  942,653  Common  Shares  or 3.7% of the  issued  and outstanding  Common  Shares;  (v) Vanderbilt  owned,  within the meaning of Rule
13d-3 under the Exchange Act,  1,346,647 Common Shares or 5.3% of the issued and outstanding  Common  Shares;  (vi) TRW owned,  within the  meaning of Rule 13d-3 under the  Exchange  Act,  1,200,000  Common  Shares or 4.7% of the  issued  and outstanding Common Shares; (vii) Harvard owned, within the meaning of Rule 13d-3 under the  Exchange  Act,  2,000,000  Common  Shares or 7.9% of the  issued  and outstanding  Common Shares;  (viii) Stanford  owned,  within the meaning of Rule
13d-3 under the Exchange Act,  2,133,333 Common Shares or 8.4% of the issued and outstanding  Common  Shares;  (ix) HHMI owned,  within the meaning of Rule 13d-3 under the  Exchange  Act,  2,266,667  Common  Shares or 8.9% of the  issued  and outstanding Common Shares; and (x) Five Arrows owned, within the meaning of Rule
13d-3 under the Exchange Act,  2,266,667 Common Shares or 8.9% of the issued and outstanding  Common  Shares.  Each of Dworman  and  Bernstein,  as the  managing members  of the  General  Partner,  may be deemed  the  beneficial  owner of the
16,061,238  Common  Shares held by the RDC Funds.  Rothschild,  as sole managing member of Five  Arrows,  may be deemed  the  beneficial  owner of the  2,266,667
Common Shares held by Five Arrows.  Charlesbank,  by virtue of its  relationship with Harvard  described under Item 2 (c) above, may be deemed to have beneficial ownership of the 2,000,000 Common Shares beneficially owned by Harvard.

          (b) Through the date which is 18 months after the Closing, each of the RDC Funds has the sole power to dispose of the Common Shares owned by it, which power may be exercised by the General Partner. Beginning after such 18 month period each of the limited partners of the RDC Funds (i.e., the LP Reporting Persons) have the sole right to dispose of 1/3 of the Common Shares allocated to it which would otherwise be distributable to such limited partner if such RDC Fund were liquidated, and such limited partners have the sole right to dispose of an additional 1/3 of such Common Shares on the 24th and 30th month anniversary of the Closing.

          Each limited partner of the RDC Funds has the sole power to vote the Common Shares allocable to it which would otherwise be distributable to such limited partner if such RDC Fund were liquidated. With respect to Five Arrows such voting power also may be exercised by Rothschild.

          (c) The RDC Funds purchased a then indeterminable number of Common Shares from the Trust on August 12, 1998, in connection with the Transactions. On September 3, 1998, the exact number of shares purchased by the RDC Funds was determined to be 14,072,190. In consideration for such Common Shares, the RDC Funds paid $7.50 per Common Share for a total of $105,541,425. In addition, the 1,989,048 Common Shares received in exchange for interests in certain real property contributed to the Trust by RDVI were valued at $7.022 per Common Share, for a total of $13,967,095.

          (d) Not Applicable.

          (e) Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

          Pursuant to the terms of the partnership agreements of the RDC Funds, each RDC Fund has granted to its limited partners (i.e. the LP Reporting Persons) a proxy to exercise all of the voting rights of a shareholder of the Trust with respect to the Common Shares owned by such RDC Fund which would otherwise be distributable to the limited partners if such RDC Fund were liquidated. There are no agreements among any of the LP Reporting Persons with respect to voting such Common Shares as a group. Therefore, other than with respect to the initial acquisition of the Common Shares pursuant to the Transactions, the LP Reporting Persons

752576.3

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

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
CUSIP No.  004239 10 9                        SCHEDULE 13D                                Page  21 of  26  Pages
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are not a group  with  respect to one  another.  Furthermore,  pursuant  to Rule
13(d)(4),  the LP Reporting  Persons each disclaim  beneficial  ownership of all
Common Shares to which they do not have voting  rights  pursuant to the terms of the partnership agreements of the RDC Funds.

          Other  than  as  described  herein,  or the  agreements  described  in
Exhibits  99.3,  99.4  and  99.5  in  Item 7  below,  there  are  no  contracts, understandings or relationships  (legal or otherwise) among the persons named in
Item 2 hereof  and  between  such  persons  or any  person  with  respect to any securities  of the Trust  including but not limited to transfer or voting of any
of  the  Common  Shares,   finder's  fees,   joint  ventures,   loan  or  option
arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits.

             Exhibit Number      Description

             99.1                Joint  Acquisition  Statement,  as required by
                                 Rule 13d-1(f)1 of the Securities Act of 1934.

             99.2

                                 Contribution and Share Purchase Agreement, dated as of April 15, 1998, among the Trust, Mark Centers Limited Partnership and certain entities affiliated with RD Capital, Inc.1

             99.3                Second  Amended  and  Restated   Agreement  of
                                 Limited Partnership of RD Properties, L.P. VI,
                                 dated as of  January  1,  1998 by and among RD
                                 New York VI,  LLC and the  entities  listed on
                                 Schedule A thereto

             99.4                Agreement   of  Limited   Partnership   of  RD
                                 Properties, L.P. VIA, by and among RD New York
                                 VI,  LLC and  certain  other  individuals  and
                                 entities, dated as of May 6, 1998

             99.5                Agreement   of  Limited   Partnership   of  RD
                                 Properties,  L.P.  VIB by and  between  RD New
                                 York VI, LLC and certain other individuals and
                                 entities, dated as of May 6, 1998



--------
1.Included as part of the proxy materials of Mark Centers Trust on Schedule 14A, previously filed with the Securities and Exchange Commission on July 10, 1998.

752576.3

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

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
CUSIP No.  004239 10 9                        SCHEDULE 13D                                Page  22 of  26  Pages
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                                    SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned party.


Dated:      September 15, 1998


                                    RD Properties, L.P. VI

                                    By: RD New York VI, LLC, its general partner



                                          By:  /s/ Ross Dworman
                                               ------------------------------
                                               Name:  Ross Dworman
                                               Title:  Managing Member



                                           By:  /s/ Kenneth F. Bernstein
                                                ------------------------------
                                                Name:  Kenneth F. Bernstein
                                                Title: Managing Member

                                     RD Properties, L.P. VIA

                                     By:  RD New York VI, LLC, its
                                          general partner



                                          By:  /s/ Ross Dworman
                                               ---------------------------------
                                               Name:  Ross Dworman
                                               Title:  Managing Member



                                          By:     /s/ Kenneth F. Bernstein
                                                  ------------------------------
                                                  Name:  Kenneth F. Bernstein
                                                  Title:  Managing Member


752576.3

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CUSIP No.  004239 10 9                        SCHEDULE 13D                                Page  23 of  26  Pages
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                                    RD Properties, L.P. VIB

                                    By: RD New York VI, LLC, its general partner



                                          By:  /s/ Ross Dworman
                                               ------------------------------
                                               Name:  Ross Dworman
                                               Title:  Managing Member



                                           By:  /s/ Kenneth F. Bernstein
                                                ------------------------------
                                                Name:  Kenneth F. Bernstein
                                                Title: Managing Member


                                     RD Properties, L.P. VI, LLC


                                     By:  /s/ Ross Dworman
                                          -------------------------------
                                          Name:  Ross Dworman
                                          Title:  Managing Member



                                     By:   /s/ Kenneth F. Bernstein
                                           ------------------------------
                                           Name:  Kenneth F. Bernstein
                                           Title:  Managing Member



                                     /s/ Ross Dworman
                                     ------------------------------------
                                     Ross Dworman



                                    /s/ Kenneth F. Bernstein
                                    -------------------------------------
                                    Kenneth F. Bernstein
752576.3

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
CUSIP No.  004239 10 9                        SCHEDULE 13D                                Page  24 of  26  Pages
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                                      Yale University, a Connecticut Corporation


                                      By:     /s/  David F. Swensen
                                              ----------------------------------
                                              Name:   David F. Swensen
                                              Title:  Chief Investment Officer

                                      Yale University Retirement Plan for Staff
                                      Employees


                                      By:  State Street Bank and Trust Co.,
                                           as Trustee


                                            By: /s/  Michael X. Richey
                                                --------------------------------
                                                Name:  Michael X. Richey
                                                Title:  Vice President

                                      Carnegie Corporation


                                      By:  /s/  Jeanmarie C. Grisi
                                           -------------------------------------
                                           Name: Jeanmarie C. Grisi
                                           Title:  Treasurer


                                       The Vanderbilt University


                                       By: /s/  William T. Spitz
                                           -------------------------------------
                                           Name: William T. Spitz
                                           Title:  Treasurer


752576.3

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CUSIP No.  004239 10 9                        SCHEDULE 13D                                Page  25 of  26  Pages
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                                   TRW Master Trust


                                   By:  Boston Safe Deposit and Trust Company,
                                        solely in its  capacity as Trustee for
                                        the TRW Master  Trust (as  directed by
                                        TRW  Investment  Management  Co.), and
                                        not in its individual capacity



                                        By:  /s/  James F. Mahoney, Jr.
                                             -----------------------------------
                                             Name:  James F. Mahoney, Jr.
                                             Title:  Assistant Vice President


                                  Harvard Private Capital Realty, Inc.



                                  By: /s/ Tami E. Nason
                                      ------------------------------------------
                                      Name:  Tami E. Nason
                                      Title: Authorized Signatory



                                  Charlesbank Capital Partners, LLC


                                  By: /s/ Tami E. Nason
                                      ------------------------------------------
                                      Name:  Tami E. Nason
                                      Title: Vice President, Legal


                                 The Board of Trustees of the Leland Stanford
                                 Junior University


                                  By: /s/ Larry S. Owen
                                      ------------------------------------------
                                      Name:  Larry S. Owen
                                      Title: Director of Real Estate Investments

752576.3

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
CUSIP No.  004239 10 9                        SCHEDULE 13D                                Page  26 of  26  Pages
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                                 Howard Hughes Medical Institute



                                 By: /s/  Ellen B. Safir
                                     ---------------------------------------
                                     Name:   Ellen B. Safir
                                     Title:  Managing Director of Investments



                                 Five Arrows Realty Securities L.L.C.


                                 By:  /s/  Matthew W. Kaplan
                                     ---------------------------------------
                                     Name:  Matthew W. Kaplan
                                     Title: Managing Member



                                 Rothschild Realty Investors II L.L.C.

                                 By: /s/  Matthew W. Kaplan
                                     --------------------------------------
                                     Name:   Matthew W. Kaplan
                                     Title:  Member


752576.3

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